UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 23, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the media release of UBS Group AG and UBS AG, which appears immediately following this page.

UBS to issue additional tier 1 capital instrument for employee compensation

Zurich/Basel | 23 Jan 2015, 06:45 | Price Sensitive Information

- Deferred Contingent Capital Plan enhanced to qualify as additional tier 1 capital

- Supplementary capital return of CHF 0.25 per share following completion of squeeze-out, fully accrued in the fourth quarter 2014

Zurich/Basel, 23 January 2015 – UBS has enhanced certain features of its employee compensation framework in anticipation of increased focus on tier 1 capital instruments. Starting with compensation for 2014, Deferred Contingent Capital Plan (DCCP) awards will qualify as fully applied additional tier 1 (AT1) capital under Basel III regulations. This will optimize the capital efficiency of these plans under Basel III.

DCCP was introduced in 2012 as a key component of UBS’s compensation framework. UBS was the first bank to introduce this innovative instrument, which is designed to better align the interests of shareholders, bondholders and employees and to align compensation incentives with the capital strength of the firm. The key features of DCCP awarded for the 2013 performance year will be closely replicated in the AT1 DCCP awards for 2014, which will be issued by UBS Group AG.

Outstanding DCCP awards granted for the performance years 2012 and 2013 are unaffected by these changes, and continue to qualify as Basel III tier 2 loss-absorbing capital.

In line with the capital treatment applied to DCCP awards in prior years, at year-end UBS recognized approximately CHF 500 million in AT1 capital, and deducted approximately CHF 500 million from fully applied Basel III common equity tier 1 (CET1) capital through the end of the fourth quarter of 2014. UBS intends to build approximately CHF 2.5 billion in AT1 DCCP over the next five years and continues to target a fully applied Basel III CET1 ratio of 13% and at least 10% post stress.

Reflecting progress in the establishment of its Group holding company, including the successful completion of its share-for-share exchange offer, UBS fully accrued a supplementary capital return of CHF 0.25 per share in the fourth quarter of 2014. The accrual reduced UBS’s fully applied Basel III CET1 capital by approximately CHF 1 billion as of 31 December 2014. Subject to shareholder approval, UBS Group AG intends to pay the supplementary capital return upon successful completion of the squeeze-out procedure. The supplementary capital return is expected to be a distribution of capital contribution reserves. It is separate and in addition to our targeted capital return of at least 50% of net profit attributable to UBS shareholders.

On 15 January 2015, the Swiss National Bank discontinued the minimum exchange rate for the Swiss franc versus the euro. This resulted in considerable foreign exchange volatility. In aggregate, UBS did not experience negative revenues in its trading businesses in connection with the announcement. UBS will provide further information on its outlook for the current quarter with its fourth-quarter results on 10 February 2015.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the UBS group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013, updated information prepared in connection with the exchange offer included in UBS’s Report on Form 6-K filed with the SEC on 29 September 2014 and UBS’s Third Quarter 2014 Report on Form 6-K filed with the SEC on 28 October 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter any forward-looking statements set out in this document, whether as a result of new information, future events, or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: January 23, 2015